PRIMERO ANNOUNCES APPOINTMENT OF TAMARA BROWN AS VICE PRESIDENT, CORPORATE DEVELOPMENT

Toronto, Ontario, October 8, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced the appointment of Tamara Brown as Vice President, Corporate Development, effective October 16, 2015. Ms. Brown will succeed David Sandison.

Ms. Brown has held the position of Vice President, Investor Relations with Primero since the Company’s inception in August 2010, and brings to the role a wide range of experience from professional engineering, investment banking and capital markets. Ms. Brown holds a Bachelor of Engineering from Curtin University in Australia and has completed the Chartered Business Valuator program at York University.

"I am pleased to announce Tamara’s appointment to the role of VP, Corporate Development," said Joseph F. Conway, Chief Executive Officer. "Her many years in the mining industry, particularly those focused on capital markets, corporate strategy and M&A, make her ideally suited for this role. It is also important that David has agreed to stay on as a Senior Consultant to assist with the transition of the Corporate Development function and other corporate activities until his retirement from Primero early next year. We greatly appreciate David’s years of dedicated service to Primero. His efforts have laid the building blocks for Primero’s future successes and helped shape the Company into the emerging mid-tier gold producer that it is today. We wish him the best in his future personal and business endeavours."

Ms. Brown will retain oversight of the Investor Relations and Corporate Communications functions for an interim period to ensure a seamless transition of responsibilities.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com